UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

LMP Corporate Loan Fund Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

50208B100
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50208B100

1	NAME OF REPORTING PERSON Dean Investment Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Ohio, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	550,299
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	645,007
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		645,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.5%
12	TYPE OF REPORTING PERSON (See Instructions)		IA

CUSIP No. 50208B100

1	NAME OF REPORTING PERSON C.H. Dean, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Nevada, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	550,299
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	645,007
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		645,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.5%
12	TYPE OF REPORTING PERSON (See Instructions)		OO

CUSIP No. 50208B100

1	NAME OF REPORTING PERSON The C.H. Dean Companies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Ohio, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	550,299
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	645,007
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		645,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.5%
12	TYPE OF REPORTING PERSON (See Instructions)		HC

CUSIP No. 50208B100

1	NAME OF REPORTING PERSON Dean Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Kansas, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	645,007
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		645,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.5%
12	TYPE OF REPORTING PERSON (See Instructions)		IA

Item 1.
(a)	Name of Issuer
LMP Corporate Loan Fund Inc.

(b)	Address of Issuer’s Principal Executive Offices
Legg Mason Partners
620 Eighth Avenue
New York, NY 10018

Item 2.
(a)	Name of Persons Filing
Dean Investment Associates, LLC
C.H. Dean, LLC
The C.H. Dean Companies, LLC
Dean Capital Management, LLC

(b)	Address of Principal Business Office or, if none, Residence
Dean Investment Associates, LLC
3500 Pentagon Blvd, Suite 200
Beavercreek, OH 45431

C.H. Dean, LLC
3500 Pentagon Blvd, Suite 200
Beavercreek, OH 45431

The C.H. Dean Companies, LLC
3500 Pentagon Blvd, Suite 200
Beavercreek, OH 45431

Dean Capital Management, LLC
7450 W. 130th Street, Suite 150
Overland Park, KS 66213

(c)	Citizenship
Dean Investment Associates, LLC – Ohio, USA
C.H. Dean, LLC – Nevada, USA
The C.H. Dean Companies, LLC – Ohio, USA
Dean Capital Management, LLC – Kansas, USA

(d)	Title of Class of Securities
Common Stock, par value $.001 per share

(e)	CUSIP Number
50208B100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with§240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
The securities reported on herein are beneficially owned by one or managed accounts which, pursuant to advisory contracts, are advised by Dean Investment Associates, LLC (“DIA”), and sub-advised by Dean Capital Management, LLC (“DCM”).  DIA is a wholly-owned subsidiary of C.H. Dean, LLC (“CHD”), which, in-turn, is a wholly-owned subsidiary of The C.H. Dean Companies, LLC (“CHDC”).  DCM is a less than majority-owned subsidiary of CHD.  Pursuant to the advisory contracts referred to above, all investment power over the securities owned by such advisory clients is granted to DCM and DIA, and all voting power over such securities is granted to DIA.  Therefore, each of DIA, DCM, CHD, and  CHDC may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the beneficial owner of the securities covered by this statement.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 645,007

(b) Percent of class: 6.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 550,299

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 645,007

(iv) Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By theParent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dean Investment Associates, LLC

February 12, 2014
Date

/s/ Debra E. Rindler
Signature

Debra E. Rindler
Secretary, Treasurer, CFO, CCO
Name/Title

C.H. Dean, LLC

February 12, 2014
Date

/s/ Debra E. Rindler
Signature

Debra E. Rindler
Secretary, Treasurer, CFO
Name/Title

The C.H. Dean Companies, LLC

February 12, 2014
Date

/s/ Debra E. Rindler
Signature

Debra E. Rindler
Secretary, Treasurer, CFO
Name/Title

Dean Capital Management, LLC

February 12, 2014
Date

/s/ Douglas A. Leach
Signature

Douglas A. Leach
LLC Member, Portfolio Manager, CCO
Name/Title

Exhibit A

Agreement of Joint Filing

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock, $.001 par value per share, of LMP Corporate Loan Fund Inc. and that this agreement be included as an Exhibit to such filing and any amendment thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 12, 2014.

Dean Investment Associates, LLC		C.H. Dean, LLC

By:	/s/ Debra E. Rindler	By:	/s/ Debra E. Rindler
	Name: Debra E. Rindler Title: Secretary, Treasurer, CFO, CCO		Name: Debra E. Rindler Title: Secretary, Treasurer, CFO

Dean Capital Management, LLC		The C.H. Dean Companies, LLC

By:	/s/ Douglas A. Leach	By:	/s/ Debra E. Rindler
	Name: Douglas A. Leach Title: LLC Member, Portfolio Mgr, CCO		Name: Debra E. Rindler Title: Secretary, Treasurer, CFO